UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 19, 2018

BHP GROUP LIMITED	BHP GROUP PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	NOVA SOUTH, 160 VICTORIA STREET LONDON, SW1E 5LB UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

BHP GROUP PLC and BHP GROUP LIMITED

Notification and public disclosure of transactions by

Persons Discharging Managerial Responsibilities

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Andrew Mackenzie

2	Reason for the notification

a)	Position/status	PDMR (Chief Executive Officer)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Plc

b)	LEI	549300C116EOWV835768

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code

Performance Shares (ordinary shares of BHP Group Limited) under the Long Term Incentive Plan and Deferred Shares (ordinary shares of BHP Group Limited) under the Short Term Incentive Plan.

Identification code: N/A

b)	Nature of the transaction

1. The award of 304,523 Performance Shares (ordinary shares of BHP Group Limited) under the Long Term Incentive Plan.

2. The award of 52,061 Deferred Shares (ordinary shares of BHP Group Limited) under the Short Term Incentive Plan.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1	Nil	304,523
		2	Nil	52,061

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2018-12-18 2. 2018-12-18

f)	Place of the transaction	1. Outside a trading venue 2. Outside a trading venue

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Peter Beaven

2	Reason for the notification

a)	Position/status	PDMR (Chief Financial Officer)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Plc

b)	LEI	549300C116EOWV835768

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code

1 and 2. Performance Shares (ordinary shares of BHP Group Limited) under the Long Term Incentive Plan and Deferred Shares (ordinary shares of BHP Group Limited) under the Short Term Incentive Plan.

Identification code: N/A

3. BHP Group Limited ordinary shares

ISIN: AU000000BHP4

b)	Nature of the transaction

1. The award of 156,739 Performance Shares (ordinary shares of BHP Group Limited) under the Long Term Incentive Plan.

2. The award of 30,964 Deferred Shares (ordinary shares of BHP Group Limited) under the Short Term Incentive Plan.

3. The transfer of 30,000 BHP Group Limited shares held beneficially by the PDMR from Macquarie PPS Super Account to Macquarie Super Consolidator. There is no change in beneficial ownership from the transfer.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1	Nil	156,739
		2	Nil	30,964
		3	Nil	30,000

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2018-12-18 2. 2018-12-18 3. 2018-12-18

f)	Place of the transaction	1. Outside a trading venue 2. Outside a trading venue 3. Outside a trading venue

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Mike Henry

2	Reason for the notification

a)	Position/status	PDMR (President Operations, Minerals Australia)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Plc

b)	LEI	549300C116EOWV835768

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code

Performance Shares (ordinary shares of BHP Group Limited) under the Long Term Incentive Plan and Deferred Shares (ordinary shares of BHP Group Limited) under the Short Term Incentive Plan.

Identification code: N/A

b)	Nature of the transaction

1. The award of 172,413 Performance Shares (ordinary shares of BHP Group Limited) under the Long Term Incentive Plan.

2. The award of 30,692 Deferred Shares (ordinary shares of

BHP Group Limited) under the Short Term Incentive Plan.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1	Nil	172,413
		2	Nil	30,692

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2018-12-18 2. 2018-12-18

f)	Place of the transaction	1. Outside a trading venue 2. Outside a trading venue

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Daniel Malchuk

2	Reason for the notification

a)	Position/status	PDMR (President Operations, Minerals Americas)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Plc

b)	LEI	549300C116EOWV835768

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code

Performance Shares (ordinary shares of BHP Group Limited) under the Long Term Incentive Plan and Deferred Shares (ordinary shares of BHP Group Limited) under the Short Term Incentive Plan.

Identification code: N/A

b)	Nature of the transaction

1. The award of 156,739 Performance Shares (ordinary shares of BHP Group Limited) under the Long Term Incentive Plan.

2. The award of 33,686 Deferred Shares (ordinary shares of

BHP Group Limited) under the Short Term Incentive Plan.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1	Nil	156,739
		2	Nil	33,686

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2018-12-18 2. 2018-12-18

f)	Place of the transaction	1. Outside a trading venue 2. Outside a trading venue

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Steve Pastor

2	Reason for the notification

a)	Position/status	PDMR (President Operations, Petroleum)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Plc

b)	LEI	549300C116EOWV835768

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code

Performance Shares (ordinary shares of BHP Group Limited) under the Long Term Incentive Plan and Deferred Shares (ordinary shares of BHP Group Limited) under the Short Term Incentive Plan.

Identification code: N/A

b)	Nature of the transaction

1. The award of 156,739 Performance Shares (ordinary shares of BHP Group Limited) under the Long Term Incentive Plan.

2. The award of 30,624 Deferred Shares (ordinary shares of

BHP Group Limited) under the Short Term Incentive Plan.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1	Nil	156,739
		2	Nil	30,624

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2018-12-18 2. 2018-12-18

f)	Place of the transaction	1. Outside a trading venue 2. Outside a trading venue

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: December 19, 2018	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary